

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Holli Morris
President
HapyKidz.com, Inc.
6409 E. Nisbet Road
Scottsdale, AZ 85254

>   **Re: HapyKidz.com, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 25, 2011**
>   **File No. 333-177500**

Dear Ms. Morris:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based upon the company's nominal assets and lack of operations, we believe your company should be considered a shell company. Clearly identify the company as such throughout the filing, including on the prospectus cover page, and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales of restricted securities.

Prospectus Summary, page 5

2. Disclose why the company is conducting an offering and becoming a reporting company in light of the following:
    *   The company was only recently incorporated and has no business operations;
    *   The company's success depends on its sole officer and director, but the company's sole officer and director has no professional training or technical credentials in the

development and maintenance of websites or a daily deal website company (as discussed on page 5);

- The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability to raise funds through equity financings or to use its shares as consideration; and
- The company's common stock will likely be a penny stock.

3. Disclose whether your officer, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

4. We note your statement that you hope to secure additional financing and complete this offering "within the coming months." Expand your disclosure to clarify the timeframe in which you anticipate obtaining financing and starting your business. In addition, discuss the amount of financing you will need to commence your business operations in the event you do not raise the maximum amount of funds from this offering.

5. Please revise to define the terms "family-oriented deals" and "charitable donation business model." In addition, expand your disclosure to specify the types of products and services that "benefit the average family" and to specify the percentage of consumers' purchases that you intend to donate to local charities.

Risk Factors, page 7
General

6. Include risk factor disclosure, if true, that Ms Morris does not have any experience with a public company.

7. We note your disclosure that you intend to offer merchants a larger percentage of the revenue generated from your business than your competitors do. We also note that you will donate half of your net profits to charity. Include a risk factor addressing the impact this business model will have on your revenue and ability to become profitable.

8. Include a risk factor addressing the risk that "DEALEO" is a registered and live trademark, which may limit your ability to obtain trademark protection (or use) "DAILY DEALEO," "NATIONAL DEALEO," or "DEALEO ON THE GO" (as discussed on page 28).

9. Include risk factor disclosure addressing your reliance on the growth of online commerce. Your revised disclosure should also address potential liabilities that may result from

interruptions, delays or failures in your internet infrastructure as well as the transmittal of information over the internet in connection with your service.

"Presently, the Company's president has other outside business activities…," page 8

10. Please disclose the nature of Ms. Morris' other business activities and address any conflicts of interest that such activities may have with the company. In addition, we note your statement on page 28 that Ms. Morris devotes approximately 30-40 hours per week to your company. However on page 8 you indicate that she is committed to devoting approximately 20-30 hours per week to your business. Please advise.

"We may be exposed to potential risks resulting from new requirements…," page 13

11. Disclose why management concluded that your internal controls were not effective as of your audit date.

Dilution, page 17

12. It appears that you did not deduct estimated offering expenses from your calculation of net tangible book value after giving effect to the offering. Please revise or advise us.

Current Operations, page 19

13. We note that you have conducted market research to determine whether your business plan can "become a viable and profitable business." Please specify how you conducted your research as well as the results of such research.

Products and Services, page 20

14. Revise your disclosure to clarify that you currently do not have a subscriber base. Describe your plan to acquire a subscriber base and attract merchants. If applicable, revise your disclosure to indicate whether you intend to offer merchants any incentives to provide offers through your company, including, but not limited to, undertakings to sell a certain number of the daily deals offered by each merchant.

Management's Discussion and Analysis, page 28

15. Expand your disclosure to when you anticipate the company will generate revenues and become profitable. Your disclosure should take into account your stated intent to offer merchants 70% of the proceeds from your products and donate half of your net profits to charity.

Liquidity and Capital Resources, page 29

16. Explicitly state that the successful implementation of your business plan is dependent upon receiving sufficient funds from this offering and/or additional funding from the issuance of equity or debt or through obtaining a credit facility. Make clear, as stated on page 7, that you have received no commitments for any such financing.

17. Discuss the impact associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Executive Compensation, page 30

18. You state that $7,500 in stock was issued on July 29, 2011 as compensation for services. It is unclear how this amount is reported in your statements of operations on page F-4, and why it does not appear as a reconciling item for net cash used in operating activities in your statement of cash flows on page F-5. Please explain and revise your financial statements, or disclosure, as appropriate.

Certain Relationships and Related Transactions, page 32

19. We note your disclosure that the company owes $4,000 to Ms. Morris for "financing of day-to-day operations and management fees." Please disclose the nature of these management fees and clarify whether there is a contract that provides for the payment of such fees to Ms. Morris.

5. Related Party Transactions, page F-9

20. We note your balance sheet as of August 31, 2011 reports $15,000 due to a related party. Please revise your footnote or provide a separate footnote to discuss the make-up of this balance and significant terms of the debt arrangement.

Signatures, page II-4

21. Please revise to indicate that Ms. Morris is also signing in her capacity as your director. Refer to Instruction 1 to the Signatures of Form S-1

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Kenya Wright Gumbs, Staff Accountant at (202) 551-3464 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Angela M. Fontanini, Esq.